SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Quotient Limited
(Name of Issuer)

Ordinary Shares, nil par value
(Title of Class of Securities)

G73268149
(CUSIP Number)

Highbridge Capital Management, LLC
277 Park Avenue, 23rd Floor
New York, New York 10172
Attention: Kirk Rule
(212) 287-2500 Eleazer Klein, Esq. Adriana Schwartz, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2023
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☒

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Page 1 of 6 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G73268149	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,247,931 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,247,931 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 17,247,931 Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.92%*
14	TYPE OF REPORTING PERSON IA, OO

*The Reporting Person may be deemed to beneficially own (i) 227,931 Ordinary Shares held by the Highbridge Funds and (ii) 17,020,000 Ordinary Shares held by Merger Co and Finance Co (each as defined in Item 4 below).

CUSIP No. G73268149	SCHEDULE 13D/A	Page 3 of 6 Pages

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 13, 2022 (the “Original Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D”). This Amendment No. 1 amends Items 2, 3, 4, 5, 6 and 7 as set forth below.

Item 2.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 2 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

(a) This statement is filed by Highbridge Capital Management, LLC (“Highbridge Capital” or, the “Reporting Person”), a Delaware limited liability company and the investment adviser to Highbridge Strategic Credit Fund, Highbridge Tactical Credit Master Fund, Highbridge Convertible Dislocation Fund, L.P. (collectively, the “Highbridge Funds”), with respect to the Ordinary Shares held by the Highbridge Funds and the Ordinary Shares held by Merger Co and Finance Co (each as defined in Item 4 below).

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The information set forth in Item 4 is incorporated herein by reference.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

As previously disclosed, on December 5, 2022, the Highbridge Funds entered into a transaction support agreement with the Issuer and the other Consenting Noteholders (the “Original TSA”). The Transaction Support Agreement was amended and restated on January 9, 2023 (the “A&R TSA”) to update and modify certain steps effectuating the transactions pursuant to which the Issuer will undergo a comprehensive restructuring of its balance sheet, remove references to the potential creditor schemes of arrangement in England, enhance the diligence available for the benefit of the consenting noteholders, provide for automatic termination (rather than termination only after receipt of written notice) upon certain events, and reduce the threshold of approval necessary to extend certain milestones set forth in the A&R TSA. The A&R TSA is otherwise substantially the same as the Original TSA.

In accordance with the terms of the A&R TSA, on January 9, 2023, the Highbridge Funds entered into an omnibus transaction agreement (together with all exhibits, annexes and schedules thereto, the “Omnibus Transaction Agreement”) with (i) Quotient Holdings Newco, LP (“Newco”), (ii) Quotient Holdings Finance Company Limited (“Finance Co”), (iii) Quotient Holdings Merger Company Limited (“Merger Co”), (iv) the Issuer and (v) the other holders of the Convertible Notes. Pursuant to the Omnibus Transaction Agreement, on January 9, 2023 the Issuer issued additional Convertible Notes to the Highbridge Funds with a principal amount of $2,493,750 in satisfaction of accrued interest on the Convertible Notes that was due and payable on November 15, 2022, and the Highbridge Funds transferred $1,782,912.50 of Convertible Notes, and other holders of Convertible Notes transferred an aggregate of $710,837.50 Convertible Notes to Newco in exchange for equity purchase rights of Newco. The Omnibus Transaction Agreement also provided that certain Convertible Notes were then transferred from NewCo to Finance Co. in exchange for equity of Finance Co., from Finance Co. to Merger Co in exchange for equity of Merger Co. and then from Finance Co. and Merger Co. to the Issuer in exchange for preferred stock of the Issuer.

CUSIP No. G73268149	SCHEDULE 13D/A	Page 4 of 6 Pages

On January 10, 2023, in accordance with the A&R TSA, the Issuer filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). On February 15, 2023 the Bankruptcy Court confirmed the Issuer’s plan of reorganization (the “Bankruptcy Plan”) and on February 16, 2023, and in accordance with the terms of the Bankruptcy Plan, the Issuer, Newco, Finance Co., Quotient Holdings GP, LLC, a Delaware limited liability company and the general partner of Newco (the “GP”), Merger Co, each direct and indirect subsidiary of the Issuer and the Consenting Noteholders entered into a Master Transaction Agreement (the “Master Transaction Agreement”), and the Issuer, Newco and Finance Co entered into a Business and Asset Transfer Agreement (the “BTA”), and the Issuer effected the transactions contemplated by the Master Transaction Agreement and the BTA, emerged from bankruptcy protection, and the Bankruptcy Plan went effective.

Pursuant to the A&R TSA, Bankruptcy Plan, the Master Transaction Agreement and the BTA, on February 16, 2023, a series of transactions occurred which resulted in the Convertible Notes and Senior Secured Notes being extinguished, the Issuer issuing 13,020,000 Ordinary Shares to Finance Co and 4,000,000 Ordinary Shares to Merger Co, resulting in Newco indirectly owning approximately 81% of the outstanding Ordinary Shares of the Issuer, and all of the subsidiaries of the Issuer becoming indirect wholly-owned subsidiaries of Newco. The limited partnership interests in Newco are held by the Highbridge Funds and certain other Consenting Noteholders. The A&R TSA, Bankruptcy Plan, and Master Transaction Agreement further provide that as soon as practicable following the effective date, the Issuer, Finance Co. and Merger Co will enter into a merger agreement that will result in the Issuer becoming a wholly-owned indirect subsidiary of Newco (the “Merger”). The Master Transaction Agreement provides that the parties thereto will cooperate as reasonably necessary or desirable to consummate the Merger as soon as possible. Upon completion of the Merger, the Issuer is expected to terminate the registration of its equity securities under the Securities Exchange Act of 1934, as amended.

The Highbridge Funds have the ability to prevent Newco and its subsidiaries from taking certain actions. As a result, the Highbridge Funds may be deemed to beneficially own the Ordinary Shares held by Merger Co and Finance Co.

Following the consummation of the transactions that occurred on February 16, 2023, any “group” that may be deemed to have existed between the Reporting Person and other Consenting Noteholders has been terminated.

The foregoing descriptions of the A&R TSA, the Omnibus Transaction Agreement, the Master Transaction Agreement and the BTA are summaries only, do not purport to be complete and are qualified in their entirety by reference to the full text of the A&R TSA (including the exhibits thereto), Omnibus Transaction Agreement, the Master Transaction Agreement and the BTA, copies of which are attached hereto as Exhibits 99.2, 99.3, 99.4 and 99.5, respectively, and incorporated herein by reference.

CUSIP No. G73268149	SCHEDULE 13D/A	Page 5 of 6 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages hereto is incorporated by reference in its entirety into this Item 5.

(a), (b), The percentage of Ordinary Shares beneficially owned by the Reporting Person is based on (i) 4,035,013 Ordinary Shares reported outstanding as of February 2, 2023 in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2022, plus (ii) 17,020,000 Ordinary Shares issued on February 16, 2023, as described in Item 4.

(c) Except than as described in Item 4, the Reporting Person has not effected transactions in the Ordinary Shares during the past sixty days.

(d) No person other than the Reporting Person, Highbridge Funds, Merger Co and Finance Co are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares reported herein.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The information set forth in Item 4 is incorporated herein by reference.

Item 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
Exhibit 99.2	Transaction Support Agreement, as amended and restated (incorporated by reference to Exhibit 10.1 attached to the Issuer’s Current Report on Form 8-K filed with the SEC on January 10, 2023).

Exhibit 99.3	Omnibus Transaction Agreement (incorporated by reference to Exhibit 10.2 attached to the Issuer’s Current Report on Form 8-K filed with the SEC on January 10, 2023).

Exhibit 99.4	Master Transaction Agreement (incorporated by reference to Exhibit 99.5 to the Schedule 13D/A filed by Whitebox Advisors LLC, Whitebox General Partner LLC, Whitebox Relative Value Partners, LP, Whitebox Multi-Strategy Partners, LP, Pandora Select Partners L.P., and Whitebox GT Fund, LP, with respect to the securities of Quotient Limited on February 21, 2023).

Exhibit 99.5	Business and Asset Transfer Agreement (incorporated by reference to Exhibit 99.6 to the Schedule 13D/A filed by Whitebox Advisors LLC, Whitebox General Partner LLC, Whitebox Relative Value Partners, LP, Whitebox Multi-Strategy Partners, LP, Pandora Select Partners L.P., and Whitebox GT Fund, LP, with respect to the securities of Quotient Limited on February 21, 2023).

CUSIP No. G73268149	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 21, 2023

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ Kirk Rule
Name:	Kirk Rule
Title:	Executive Director